March 28, 2011

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Fortune Industries, Inc.
Form 10-K for the Year Ended June 30, 2010
Filed September 28, 2010
File Number 001-32543

Dear Mr. Spirgel:

This letter is in response to the comment set forth in the letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated February 28, 2011 in connection with above-referenced forms filed by Fortune Industries, Inc. (the “Company”).

Form 10-K for the fiscal year ended June 30, 2010

Financial Statements

Note 9 – Debt Arrangements, page 43

We note your response to our prior comment 4 issued in our comment letter dated January 18, 2011.  Tell us why you believe that a repayment of your loan by a related party should not be recorded as a contribution in consolidated statement of changes in shareholders’ equity.  Refer to your basis in accounting literature.
Response:

At the time of forgiveness by the bank during our quarter ended March 31, 2010, the Company concluded Nor-cote was no longer a related party and the appropriate accounting treatment was to record a gain from the transaction.  In addition, the transaction was not deemed material by management and further consultation was not considered necessary on the date of forgiveness. Subsequent to the SEC’s response dated February 28, 2011; the Company has further researched the transaction and has concluded the gain should be recorded as a capital contribution pursuant to ASC 850 and ASC 505.  Despite the overall immateriality of the transaction, the Company has elected to restate its Form 10Q for the nine month period ended March 31, 2010 and Form 10-K for the year ended June 30, 2010 for the reclassification of the previous $250,000 gain to a capital contribution as discussed herein.  In addition we propose to restate our September 30, 2010 Form 10-Q and our December 31, 2010 Form 10-Q to increase Additional Paid-in Capital by $250,000 and increase our Accumulated Deficit by $250,000 as a result of the change from the preceding period.

We have worked closely with our external auditors on our responses to your comments.  We encourage you to contact us, if necessary, to arrange a discussion involving our external auditors if any additional explanation is required with respect to the issues raised in your February 28, 2011 comment letter.  You can contact me at (615) 665-9060.

Sincerely, /s/ Tena Mayberry Chief Executive Officer